Filed by Park National Corporation
pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Anderson Bank Company
Commission File Number for Related
Registration Statement: 333-138028
          The following Notice of Special Meeting of Shareholders of Anderson Bank Company is being sent to the shareholders of Anderson Bank Company, pursuant to 12 U.S.C. Section 215a(a)(2), beginning on November 16, 2006.

ANDERSON BANK COMPANY
1075 Nimitzview Drive
Cincinnati, Ohio 45230
(513) 232-9599
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 14, 2006
To the Shareholders of Anderson Bank Company:
          Notice is hereby given that a special meeting of the shareholders of Anderson Bank Company will be held on December 14, 2006 at 3:00 p.m., Eastern Time, at the main office of Anderson Bank Company, 1075 Nimitzview Drive, Cincinnati, Ohio 45230, for the purpose of considering and voting on the following matters:
1.	A proposal to adopt the Second Amended and Restated Agreement and Plan of Merger, dated to be effective as of August 14, 2006, by and among Park National Corporation, The Park National Bank and Anderson Bank Company, and to approve the merger of Anderson Bank Company with and into The Park National Bank; and

2.	A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt the Second Amended and Restated Agreement and Plan of Merger and approve the merger; and

3.	Any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is unaware of any other business to be transacted at the special meeting.
          Holders of record of Anderson Bank Company common shares at the close of business on November 6, 2006, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting.
          This notice is being sent pursuant to 12 U.S.C. Section 215a(a)(2).

By Order of the Board of Directors,

/s/ James R. Gudmens

James R. Gudmens President and Chief Executive Officer
Dated: November 14, 2006
Additional Information
     Park National Corporation (“Park”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a prospectus of Park/proxy statement of Anderson Bank Company (“Anderson”) that will be mailed to the shareholders of Anderson in connection with the merger transaction contemplated by the Second Amended and Restated Agreement and Plan of Merger. Investors and shareholders of Anderson are urged to read the prospectus/proxy statement when it becomes available because it will contain important information about Park, The Park National Bank, Anderson and the merger transaction. Investors and shareholders will be able to obtain a copy of the prospectus/proxy statement (when it is available), as well as other filings containing information about Park, free of charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the prospectus/proxy statement, and the filings with the SEC that will be incorporated by reference in the prospectus/proxy statement, can also be obtained, free of charge, by directing a request to Park National Corporation, 50 North Third Street, P.O. Box 3500, Newark, Ohio 43058-3500, Attention: John W. Kozak, Chief Financial Officer (740-349-3792), or to Anderson Bank Company, 1075 Nimitzview Drive, Cincinnati, Ohio 45230, Attention: James R. Gudmens (513-232-9599).
     Park and Anderson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anderson in respect of the proposed merger transaction. Information about the directors and executive officers of Park is set forth in the proxy statement for Park’s 2006 annual meeting of shareholders filed with the SEC on March 10, 2006. Other information regarding the potential participants in the proxy solicitation and their interests in the solicitation will be set forth in the registration statement and in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.